PROPANC BIOPHARMA, INC.

6 Butler Street, Camberwell

VIC, 3124 Australia

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Office of Life Sciences

Attn: Courtney Lindsay and Joe McCann

Re:	Propanc Biopharma, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 11, 2020
File No. 000-54878

Dear Mr. Lindsay and Mr. McCann,

By letter dated June 25, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Propanc Biopharma, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-54878) filed with the Commission on June 11, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. Changes will be reflected in Amended Preliminary Information Statement on Schedule 14C (the “Amendment”), which the Company intends to file on or about the date hereof.

1. Please revise your information statement to ensure consistent disclosures regarding the following matters:

● Clarify whether the range of the reverse stock split is a range of 1-for-1,000, as you indicate in your cover page, or 1-for-500, as you indicate elsewhere in your filing.

Response: The range of the reverse stock split will be up to 1-for-1,000.

● Clarify whether authorized shares will proportionately decrease with the reverse split ratio. If the number of shares will remain the same or increase, please discuss how you will be able to accomplish the stated purpose of the reverse stock split.

Response: The authorize shares will not proportionately decrease with the reverse split ratio. The Company’s authorized common stock will remain at 1,000,000,000 in connection with the reverse stock split, thus reducing the Company’s issued and outstanding stock to allow for the Company to issue additional shares to be in compliance with its outstanding debt and convertible note instruments.

● Clarify how you will treat fractional shares. In this regard, we note that you state that factional shares will be rounded up, while in other instances you state that cash will be delivered in lieu of fractional shares.

Response: No fractional shares of Common Stock will be issued as the result of the Reverse Stock Split. Instead, the Company will issue to the Company’s stockholders holding a fractional share of Common Stock one additional share of Common Stock for each fractional share.

● Clarify whether you will increase the number of authorized common and preferred shares as indicated in Exhibit A

Response: The number of authorized common and preferred shares will not be increased.

2. Please revise Exhibit A to clarify the number of authorized preferred stock. In Article 4.A, your amendment states that the number of authorized preferred stock will be 1,500,005. Article 5.B, however, states that the number of authorized stock is 10,000,000.

Response: Exhibit A has been revised throughout to state that the number of authorized preferred stock will be 1,500,005.

Thank you for your assistance in reviewing this filing. Please feel free to contact me at (844) 628-2100.

Very Truly Yours,

/s/ James Nathanielsz

James Nathanielsz
Chief Executive Officer
6 Butler Street, Camberwell
VIC, 3124 Australia
+61-03-9882-6723